UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDING FORM 8-A/A DATED MARCH 11, 1999

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Federal Realty Investment Trust

(Exact name of registrant as specified in its charter)

Maryland	1-07533	52-0782497
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1626 East Jefferson Street, Rockville, Maryland	20852-4041
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number including area code: 301/998-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which each class is registered
Common Stock Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [    ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [    ]

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

This Form 8-A/A amends and supplements the Form 8-A/A filed by Federal Realty Investment Trust and dated March 11, 1999 (the “1999 Form 8-A/A”).

Item 1.	Description of Securities to be Registered.

Item 1 of the 1999 Form 8-A/A is amended by substituting the following:

OVERVIEW

On April 13, 1989, the Board of Trustees of the Federal Realty Investment Trust (the “Trust”) declared a dividend distribution of one Right (a “Right”) for each outstanding common share of beneficial interest, no par value (the “Common Shares”), of the Trust to shareholders of record at the close of business on April 24, 1989 (the “Record Date”), with such Rights to expire on April 24, 1999. On March 11, 1999, the expiration date of the Rights was extended (until April 24, 2009) and certain other amendments to the terms of the Rights were adopted pursuant to an Amended and Restated Rights Agreement between the Trust and American Stock Transfer & Trust Company as Rights Agent (the “Rights Agreement”). On November 23, 2003, the Rights were modified, pursuant to an amendment to the Rights Agreement, to increase the triggering ownership threshold to 20% and to add a provision commonly called a “TIDE” provision requiring that the independent trustees on the Board of Trustees review the Rights every three (3) years (the “First Amendment”). On March 16, 2009, the Rights were further modified, pursuant to a second amendment to the Rights Agreement, to extend the expiration date of the Rights for an additional three (3) years to April 24, 2012, and to add a provision commonly called a “Qualified Offer” provision, which is explained in the “Redemption of Rights” section below (the “Second Amendment”). Except as set forth below, each Right (as amended), when exercisable, entitles the registered holder to purchase from the Trust one Common Share at a price of $65.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement as amended by the First Amendment and the Second Amendment.

DISTRIBUTION DATE, TRANSFER OF RIGHTS

Initially, the Rights are attached to all Common Shares certificates representing outstanding shares, and no separate Right certificates have been distributed. The Rights will be evidenced by such Common Shares certificate until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Trustees of the Trust, a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Shares of the Trust (an “Acquiring Person”)1 or (ii) ten days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Trust (the earlier of such dates being called the “Distribution Date”).

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Shares certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) April 24, 2012, (ii) consummation of a merger transaction with a person or group who acquired Common Shares pursuant to a Permitted Offer (as defined below) and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption by the Trust as described below.

[1]

For purposes of calculating such ownership, the effect of Section 7.2.1 of the Declaration of Trust of the Trust (relating to limitations on ownership in excess of 9.8% of the Common Stock of the Trust), or any successor provision, and actions taken by the Board of Trustees of the Trust pursuant thereto, shall be disregarded.

EXERCISE OF RIGHT FOR SHARES OF THE TRUST

In the event that any person becomes an Acquiring Person (unless pursuant to a tender offer or exchange offer for all outstanding Common Shares at a price and on terms determined by at least a majority of the members of the Board of Trustees of the Trust who are officers of the Trust to be both adequate and otherwise in the best interests of the Trust and its shareholders (a “Permitted Offer”)), proper provision shall be made so that each holder of a Right (other than such Acquiring Person) will for a 60-day period thereafter have the right to receive upon exercise and payment of the Purchase Price (initially $65.00, but subject to adjustment) that number of shares (or fractional shares) of Common Shares having a then current market value of two times the Purchase Price (e.g., $130.00 based on the initial Purchase Price of $65.00), subject to the availability of a sufficient number of authorized but unissued Common Shares (such right being called the “Flip-In Right”). For example, at the initial Purchase Price of $65.00, if at the time of exercise the Trust’s Common Shares had an average market price of $21 2/3 per share, the holder of each Right, other than the Acquiring Person, would be entitled to buy six (6) Common Shares for $65.00. The Trust shall be entitled (but not required) to deliver, upon exercise of the Right, in lieu of Common Shares, shares of equivalent securities.

In the event that any person becomes an Acquiring Person (but not after the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares), the Board of Trustees of the Trust may exchange the Rights (other than Rights held by such Acquiring Person) for Common Shares at an exchange ratio of one Common Share per Right.

EXERCISE OF RIGHTS FOR SHARES OF ACQUIRING COMPANY

In the event that, after the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, the Trust is involved in a merger or other business combination transaction in which the Common Shares are exchanged or changed, or 50% or more of the Trust’s assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company, (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the “Flip-Over Right”). For example, at the initial Purchase Price of $65.00, if at the time of exercise the acquiring company’s common stock had an average market price of $13.00, the holder of each right, other than the Acquiring Person, would be entitled to buy ten (10) shares of the acquiring company’s common stock for $65.00.

The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of any of the events giving rise to the exercisability of the Flip-In Right or the Flip-Over Right, any Rights that are or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person becomes such shall become void insofar as they relate to the Flip-In Right or the Flip-Over Right.

ADJUSTMENT TO PURCHASE PRICE

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for Common Shares, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Shares at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

The Purchase Price is also subject to adjustment in the event of a stock split of the outstanding Common Shares, or a stock dividend on the outstanding Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the outstanding Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

REDEMPTION OF RIGHTS

At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Trust may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), which redemption shall be effective upon the authorization of the Board of Trustees. Additionally, the Trust may, after a person becomes an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Trust but not involving an Acquiring Person or any person who was an Acquiring Person or following an event giving rise to, and the expiration of the exercise period for the Flip-In Right if there is no longer an Acquiring Person. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Flip-In Right is not exercisable, and in any event, only after 10 business days prior notice.

In the event the Trust receives a “Qualified Offer” (meaning a tender offer which, among other things, (a) is an all-cash offer for all Common Shares at a price per share which is at least the higher of (x) $97; or (y) an amount equal to twenty-five percent (25%) higher than the higher of (1) the average closing price for shares over the period of thirty (30) trading days immediately preceding commencement of the offer or (2) the average closing price for shares over the period of five (5) trading days immediately preceding commencement of the offer, (b) includes a firm financing commitment which, when added to the offeror’s cash, will be sufficient, (c) has a non-waivable condition that the offeror must own, after consummating the offer, at least fifty percent (50%) of the Common Shares then outstanding (other than shares already held by such offeror and its affiliates or associates or any trustee or officer of the Trust), (d) stays open for at least sixty (60) business days (extended for any increase in price) and (e) commits the offeror to buy all other Common Shares at the same price paid pursuant to the offer) and, following a ninety (90) day period thereafter during which the Trust does not redeem the Rights, the Trust receives a request from holders (other than the offeror and its affiliates or associates or any officer or trustee of the Trust) of at least ten percent (10%) of the outstanding Common Shares for the calling of a special meeting of the holders of Common Shares in order to consider whether to require the Trust to redeem the outstanding Rights (or take similar action to nullify the Rights), then a special meeting will be held within sixty (60) days after receipt of such a request. If, at such meeting, holders of more than fifty percent (50%) of the outstanding Common Shares (other than shares of the offeror or its affiliates or associates or any officer or Trustee of the Trust) vote for redemption of the Rights, then the Trust will thereafter redeem the Rights (or take similar action) as promptly as practicable. If such a meeting is not held on or prior to the sixtieth (60th) day after a qualifying request is received (which period shall be extended if the Trust is exercising reasonable efforts to hold such a meeting and has been prevented by circumstances reasonably beyond its control), the Trust shall promptly thereafter redeem the Rights (or take similar action). However, the Trust is not required to hold such a meeting unless the Qualified Offer at issue has an expiration date which is at least ten (10) business days after such meeting, and any obligations of the Trust to hold such a meeting or to redeem the Rights in connection therewith are null and void in the event any person, entity or group becomes an Acquiring Person.

In any event, upon the effective date of any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.”

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Trust, including, without limitation, the right to vote or to receive dividends.

The terms of the Rights may be amended by the Board of Trustees of the Trust and the Rights Agent, (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to shorten or lengthen any time period under the Rights Agreement, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the First Amendment and the Second Amendment, copies of which are filed as exhibits herewith and incorporated herein by reference.

Item 2.	Exhibits

4.1	Amended and Restated Rights Agreement, dated March 11, 1999, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 1 to the Trust’s Registration Statement on Form 8-A/A filed on March 11, 1999 (File No. 1-07533) and incorporated herein by reference)

4.2	First Amendment to Amended and Restated Rights Agreement, dated as of November 23, 2003, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 4.5 to the Trust’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-07533) and incorporated herein by reference)

4.3	Second Amendment to Amended and Restated Rights Agreement, dated March 16, 2009, between the Trust and American Stock Transfer & Trust Company (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K of even date herewith and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FEDERAL REALTY INVESTMENT TRUST

Date: March 19, 2009	/s/ Dawn M. Becker
Dawn M. Becker
Executive Vice President-General Counsel and Secretary